UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                      Keystone Consolidated Industries, Inc

                             SEC FILE NUMBER: 1-3919
                             CUSIP NUMBER: 493422109



     [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR


                      For Period Ended: December 31, 2005


    [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: Keystone Consolidated Industries, Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office: 5430 LBJ Freeway, Suite 1740
                                       Three Lincoln Centre,
                                       Dallas, Texas  75240-2697



                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 [  ]    (c)   The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period:

The Registrant was not able to complete the preparation and review of its Annual Report on Form 10-K for the year ended December 31, 2005 ("Annual Report") and file such Annual Report within the required time period, without unreasonable effort or expense, due to unanticipated delays in assembling all information and completing all reviews required with respect to such Annual Report and transmitting the Annual Report over the Commission's EDGAR system. The Registrant has subsequently transmitted and filed the Annual Report with the Commission, and such Annual Report will be accepted on the EDGAR system on April 3, 2006.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Bert E. Downing, Jr., Vice President, Chief Financial Officer, Corporate Controller and Treasurer. 972-233-1700.


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [ X ] Yes                             [ ] No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ X ] Yes                             [  ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Annual Report, filed with the Commission.

Keystone Consolidated Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: March 31, 2006                KEYSTONE CONSOLIDATED INDUSTRIES, INC.


                                    By:/s/ Bert E. Downing, Jr.
                                       Bert E. Downing, Jr.
                                       Vice President, Chief Financial Officer,
                                       Corporate Controller and Treasurer